Contact

www.linkedin.com/in/vikram-sahai-1312794a (LinkedIn)

Top Skills

Big Data
Cloud Computing
Distributed Systems

Vikram Sahai

Co-Founder and CTO at Carbon Counts Tech; Ex-Googler
Los Altos, California, United States

Summary

Experienced software development professional and entrepreneur with a track record of building technology for transformative change. Currently working on a climate change gaming startup and advising non-profits on tech for nature/wildlife conservation.

Experience

Carbon Counts Tech
Co-Founder and CTO
November 2020 - Present (3 years 1 month)

Carbon Counts is on its way to motivate hundreds of millions to take individual and collective action to positively impact climate change through a fun-first game that plants trees and reforests degraded environments.

Various Non Profit organizations
Technology Advisor
April 2017 - November 2020 (3 years 8 months)
San Francisco Bay Area

Google
Member Of Technical Staff
October 2002 - April 2017 (14 years 7 months)
Mountain View, CA

I have worked in four different parts of Google, most recent first:
* Google Travel: I was responsible for building algorithms and machine-learning systems to understand all places of tourist interest, what those places are known for, and how to rank them. This data powers several innovative experiences on Google travel-related products.
* Google.Org: One of the founding engineers of Google.Org, built Flu Trends and Dengue Trends. Successfully launched several public health projects, such as suicide prevention and quick access to emergency phone numbers.
* Google Search: Built systems to monitor and evaluate the quality of search results seen by users all over the world.

* Adwords: Responsible for scaling up the advertising backend serving systems during the early phase of tremendous month-over-month growth.

ELetter, Inc.
Co-Founder, VP Engineering
June 1998 - July 2001 (3 years 2 months)
San Jose, CA

* Created ELetter.com to automate the process of B2C communication that requires paper (snail) mail.
* Raised 35MM in venture capital and built a team of 150 employees.
* Developed a strong revenue stream and hundreds of satisfied business customers.
* Led the creation of several industry-first technologies, such as dynamic pricing based on actual ink usage, distributed document rendering system, real-time preflight document verification, scalable cluster printing technology, and fully automated mail production system.

Viman Software (Wyatt River Systems)
Co-Founder
1994 - 1998 (4 years)
Santa Cruz, CA and New Delhi, India

* Bootstrapped a software license management company from scratch without external funding.
* Built another product line for enterprise software asset tracking.
* Set up a software development center in New Delhi.
* Successfully sold the technology/company to Rainbow Technologies (SentinelLM).

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Education

University of California, Santa Cruz
Master's degree, Computer Engineering · (1990 - 1992)

Indian Institute of Technology, Delhi
Bachelor of Technology - BTech, Computer Science & Engineering · (1985 - 1989)